FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of October, 2005


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)



COLT Telecom Group plc announces results for the quarter ended 30 September 2005


COLT Telecom Group plc (COLT), a leading European provider of business communications, today reported another quarter of solid progress, with strong customer wins to support future revenues and positive free cash flow for the quarter.


Third quarter highlights

Compared with Q2 2005:

   - Turnover decreased by 1.5% to GBP311.8 million, mainly reflecting the seasonality of revenue. On a constant currency basis, turnover decreased by 2.1%
   - Non-switched revenues grew by 1.9% to GBP123.3 million
   - Gross margin before depreciation increased from 33.6% to 34.6%
   - Selling, general and administrative expenses were reduced by GBP3.7 million to GBP61.9 million
   - EBITDA (1) increased by GBP5.1 million to GBP45.9 million
   - Free cash flow (2) improved by GBP35.1 million, producing a cash inflow of GBP25.4 million
   - India headcount increased by 71 to 455 whilst Europe decreased by 104 to 3,422

Compared with Q3 2004:

   - Turnover increased by 2.4%. On a constant currency basis, turnover increased by 1.1% and by 3.3% after also excluding reductions in fixed to mobile prices
   - Non-switched revenues grew by 4.6%
   - EBITDA improved by GBP12.1 million despite the costs of the India transition

The Company's financial position continues to be strong, with cash and cash equivalents of GBP339.6 million at the end of the quarter.

COLT Chairman Barry Bateman said:

"In challenging market conditions we have continued to work hard to translate our strategy into improved results. We still need to see increased revenue growth but at the same time I am pleased to see growth in data revenues, a further improvement in EBITDA and now also positive free cash flow."

Commenting on the results for the quarter, Jean-Yves Charlier, Chief Executive, said:

"Conditions in the European telecoms markets continue to be challenging. Whilst our voice revenues were affected by the lower seasonal activity, we grew non-switched revenues and generated a solid month of bookings in September. In addition to the major contracts that we announced earlier this month (Commerzbank and Nomura), we have just been awarded an important hosting and managed services contract in Spain valued at more than EUR 9 million over four years.

(1) EBITDA is earnings before interest, tax, depreciation, foreign exchange and debt settlement income / expense
(2) Free cash flow is cash generated from operating activities less net cash used in investing activities and net interest paid

"We are continuing to streamline and take cost out of our business. With stable margins and SG&A falling for the third successive quarter, despite substantial costs of change, we are now seeing clear benefits from our cost leadership initiatives and expect more improvement over the next two years. During the quarter we transferred 71 positions to India where our offshore office now has more than 450 people. We are on track to have 15% of the company operating out of India by the year-end.

"With stable revenues and lower costs, EBITDA improved for the fourth successive quarter. As a result of this higher EBITDA, lower capital expenditure, continued tight management of working capital and lower interest payments, we saw a GBP25.4 million free cash inflow. We remain confident that COLT will be free cash flow positive on a sustainable annual basis from the second half of 2005 and have therefore given notice during the quarter of our intention to retire, before its due date in 2006, approximately GBP132.5 million of debt."

Financial Review

Results for the quarter are reported under International Financial Reporting Standards (IFRS). Results for comparative periods have been restated to conform to IFRS.

Total turnover

Turnover for the quarter was GBP311.8 million (Q2 2005: GBP316.7 million; Q3 2004: GBP304.6 million) a decrease of 2.1% over the second quarter of 2005 and an increase of 1.1% over the third quarter of 2004 on a constant currency basis. Excluding the impact of reductions in fixed to mobile prices, constant currency turnover increased by 3.3% over the third quarter of 2004. Non-switched turnover as a percentage of total turnover was 39.6% (Q2 2005: 38.2%; Q3 2004: 38.7%).

Switched turnover

Switched turnover for the quarter decreased by 3.8% to GBP188.0 million (Q2 2005: GBP195.4 million) and increased by 1.7% over the third quarter of 2004 (Q3 2004: GBP184.8 million). Within switched turnover the proportion of carrier was 35.3% (Q2 2005: 36.0%; Q3 2004: 36.6%). Switched turnover from corporate customers decreased by 5.6% to GBP79.3 million (Q2 2005: GBP84.1 million) and decreased by 2.0% over the third quarter of 2004 (Q3 2004: GBP81.0 million). Switched turnover from wholesale customers decreased by 2.4% to GBP108.7 million (Q2 2005: GBP111.3 million) and increased by 4.7% over the third quarter of 2004 (Q3 2004: GBP103.8 million).

Non-switched turnover

Non-switched turnover for the quarter increased by 1.9% to GBP123.3 million (Q2 2005: GBP121.0 million) and increased by 4.6% over the third quarter of 2004 (Q3 2004: GBP117.9 million). Non-switched turnover from corporate customers increased by 3.5% to GBP99.6 million (Q2 2005: GBP96.3 million) and increased by 9.0% over the third quarter of 2004 (Q3 2004: GBP91.4 million). Non-switched turnover from wholesale customers decreased by 4.3% to GBP23.7 million (Q2 2005:
GBP24.8 million) and decreased by 10.5% over the third quarter of 2004 (Q3 2004:
GBP26.5 million).

Cost of sales

Cost of sales for the quarter decreased by 2.6% to GBP251.9 million (Q2 2005:
GBP258.5 million) and decreased by 1.0% over the third quarter of 2004 (Q3 2004:
GBP254.4 million). Interconnect and network costs decreased by 3.0% to GBP204.0 million (Q2 2005: GBP210.2 million) and decreased by 1.8% over the third quarter of 2004 (Q3 2004: GBP207.8 million).

Network depreciation decreased by 0.7% to GBP47.9 million (Q2 2005: GBP48.2 million) and increased by 2.7% over the third quarter of 2004 (Q3 2004: GBP46.6 million).

Operating expenses

Operating expenses for the quarter decreased by 5.5% to GBP69.7 million (Q2 2005: GBP73.8 million) and decreased by 0.3% over the third quarter of 2004 (Q3 2004: GBP69.9 million). Selling, general and administrative (SG&A) expenses decreased by 5.6% to GBP61.9 million (Q2 2005: GBP65.6 million) and decreased by 1.7% over the third quarter of 2004 (Q3 2004: GBP63.0 million). SG&A expenses as a proportion of turnover were 19.9% (Q2 2005: 20.7%; Q3 2004: 20.7%). Other depreciation decreased by GBP0.4 million to GBP7.7 million (Q2 2005: GBP8.1 million) and increased by GBP0.9 million over the third quarter of 2004 (Q3 2004: GBP6.8 million).

Interest receivable, interest payable and similar charges

Interest receivable for the quarter decreased by GBP0.1 million to GBP2.9 million (Q2 2005: GBP3.0 million) and decreased by GBP2.7 million over the third quarter of 2004 (Q3 2004: GBP5.6 million). Interest payable and similar charges remained constant at GBP13.7 million (Q2 2005: GBP13.7 million) and decreased by GBP6.8 million over the third quarter of 2004 (Q3 2004: GBP20.5 million). These decreases compared to 2004 were due to the reduction in cash and cash equivalents and debt levels following the redemption of some of the Company's outstanding notes during 2004 and the first nine months of 2005.

Interest payable and similar charges for the quarter included GBP6.6 million (Q2 2005: GBP6.7 million; Q3 2004: GBP12.0 million) of interest and accretion on convertible debt and GBP6.7 million (Q2 2005: GBP6.6 million; Q3 2004: GBP8.7 million) of interest and accretion on non-convertible debt.

Tax on loss on ordinary activities

COLT had no taxable profits in the quarter nor in 2004.

Cash flow

Net movement in cash and cash equivalents for the quarter was an inflow of GBP1.1 million (Q2 2005: outflow of GBP9.5 million; Q3 2004: outflow of GBP14.2 million). There was a free cash flow of GBP25.4 million (Q2 2005: outflow of GBP9.8 million; Q3 2004: outflow of GBP1.0 million).

During the quarter, GBP24.7 million of the 2% Senior Convertible Notes due 2007 were redeemed early. In the first six months of 2005 all of the outstanding 10.125% Senior Notes due 2007 and the 8.875% Senior Notes due 2007 were redeemed at par for GBP80.9 million. In addition, we intend to redeem approximately GBP132.5 million of 2% Senior Convertible Notes due 2006 on 21 October 2005.

COLT had balances of cash and cash equivalents at 30 September 2005 of GBP339.6 million compared with GBP452.7 million at 31 December 2004 and GBP791.4 million at 30 September 2004. The decreases are primarily as a result of bond redemptions.

                             Financial Information

                         Consolidated income statement

                                             Three months ended 30 September
                                                  2004        2005        2005
                                               GBP'000     GBP'000       $'000

Turnover                                       304,565     311,781     551,728

Cost of sales
Interconnect and network                      (207,813)   (203,972)   (360,949)
Network depreciation                           (46,611)    (47,891)    (84,748)
                                              (254,424)   (251,863)   (445,697)

Gross profit                                    50,141      59,918     106,031

Operating expenses
Selling, general and administrative            (63,019)    (61,948)   (109,623)
Other depreciation                              (6,835)     (7,715)    (13,652)
                                               (69,854)    (69,663)   (123,275)

Operating loss                                 (19,713)     (9,745)    (17,244)

Other income (expense)
Interest receivable                              5,600       2,884       5,104
Debt settlement income (expense)                  (477)      1,596       2,824
Interest payable and similar charges           (20,482)    (13,658)    (24,169)
Exchange gain (loss)                               104        (285)       (504)
                                               (15,255)     (9,463)    (16,745)

Loss on ordinary activities before taxation    (34,968)    (19,208)    (33,989)
Taxation                                            --          --          --
Loss for period                                (34,968)    (19,208)    (33,989)
Basic and diluted loss per share              GBP(0.02)   GBP(0.01)     $(0.02)



All of the Group's activities are continuing. The basis on which this information has been prepared is described in Note 1 to this financial information.


      Consolidated reconciliation of changes in equity shareholders' funds


                                              Three months ended 30 September
                                                  2004       2005         2005
                                               GBP'000    GBP'000        $'000
Loss for period                                (34,968)   (19,208)     (33,989)
Issue of share capital                              --        483          855
Shares to be issued under share option plans       497        779        1,379
Warranty fair value                               (352)       107          187
Grant of shares from Group Quest                    --         23           41
Cost of debt redemption allocated to equity        (11)    (2,457)      (4,348)
Exchange differences                             8,029      3,420        6,052
Net changes in equity shareholders' funds      (26,805)   (16,853)     (29,823)
Opening equity shareholders' funds             764,353    627,904    1,111,139
Closing equity shareholders' funds             737,548    611,051    1,081,316


                           Consolidated balance sheet

                             At 30           At 31         At 30 September 2005
                            September       December
                              2004            2004
                              GBP'000        GBP'000      GBP'000        $'000
ASSETS
Non-current assets
Property, plant and
equipment                   1,193,127      1,197,063    1,088,024    1,925,368
Intangible assets              65,976         65,783       56,864      100,626
Total non-current
assets                      1,259,103      1,262,846    1,144,888    2,025,994

Current assets
Trade receivables             194,269        199,074      192,098      339,937
Prepaid expenses and
other debtors                  46,566         48,459       64,133      113,490
Cash and cash
equivalents                   791,367        452,716      339,601      600,958
Total current assets        1,032,202        700,249      595,832    1,054,385

Total assets                2,291,305      1,963,095    1,740,720    3,080,379

EQUITY
Capital and reserves
Share capital               2,354,400      2,354,443    2,355,163    4,167,696
Other reserves                111,245         77,543       65,309      115,571
Retained earnings          (1,728,097)    (1,733,430)  (1,809,421)  (3,201,951)
Total equity                  737,548        698,556      611,051    1,081,316

LIABILITIES
Non-current
liabilities
Convertible debt              348,963        365,579      213,234      377,339
Non-convertible debt          432,023        363,365      349,721      618,866
Provisions for
liabilities and
charges                        48,966         48,708       37,415       66,210
Total non-current
liabilities                   829,952        777,652      600,370    1,062,415

Current liabilities
Convertible debt              302,791             --      130,448      230,841
Non-convertible debt               --         81,692           --           --
Trade and other
payables                      421,014        405,195      398,851      705,807
Total current
liabilities                   723,805        486,887      529,299      936,648

Total liabilities           1,553,757      1,264,539    1,129,669    1,999,063

Total equity and
liabilities                 2,291,305      1,963,095    1,740,720    3,080,379

                        Consolidated cash flow statement


                                              Three months ended 30 September

                                                  2004       2005       2005
                                               GBP'000    GBP'000      $'000
Net cash generated from operating activities    36,354     56,288     99,607

Cash flows from investing activities:
Purchase of tangible fixed assets              (32,574)   (27,095)   (47,947)
Disposal of tangible fixed assets                   86        130        230
Net cash used in investing activities          (32,488)   (26,965)   (47,717)

Cash flows from financing activities:
Interest paid, finance costs and similar
charges                                        (10,378)    (6,717)   (11,886)
Interest received                                5,550      2,752      4,870
Issue of ordinary shares                            --        483        855
Redemption of debt                             (13,247)   (24,719)   (43,743)
Net cash used in financing activities          (18,075)   (28,201)   (49,904)

Net movement in cash and cash equivalents      (14,209)     1,122      1,986
Cash and cash equivalents at beginning of
period                                         793,976    335,855    594,329
Effect of exchange rate changes on cash and
cash equivalents                                11,600      2,624      4,643
Cash and cash equivalents at end of period     791,367    339,601    600,958


                       Notes to the Financial Information

1. Basis of presentation and principal accounting policies

COLT Telecom Group plc ("COLT" or the "Company"), together with its subsidiaries, is referred to as the Group. Consolidated financial information has been presented for the Group for the three months ended 30 September 2005.

The financial information for the three months ended 30 September 2005 is unaudited and does not constitute statutory accounts within the meaning of
Section 240 of the Companies Act 1985. The financial information has been prepared in accordance with the measurement principles within International Financial Reporting Standards (IFRS) that had been published by 31 December 2004 and apply to accounting periods beginning on or after 1 January 2005. The standards used are those endorsed by the EU together with those standards and interpretations that have been issued by the IASB but had not been endorsed by the EU by 30 September 2005. The 2004 comparative information has, as permitted by IFRS 1, been prepared taking advantage of the following transitional exemptions:

(i) Business combinations prior to the transition date of 1 January 2004 have not been restated.
(ii) The Company has elected to only adopt recognition and measurement criteria requirements to share based payments granted after 7 November 2002 that had not vested by 1 January 2005.
(iii) The Company has reset the cumulative translation differences for all foreign operations to GBPnil as at 1 January 2004.

The Company has elected to comply with IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" with effect from 1 January 2004.

Further standards and interpretations may be issued that will be applicable for financial years beginning on or after 1 January 2005 or that are applicable to later accounting periods but may be adopted early. The Company's first IFRS financial statements may, therefore, be prepared in accordance with some different accounting policies from the financial information presented here.

Additionally, IFRS is currently being applied in the United Kingdom and in a large number of other countries simultaneously for the first time. Furthermore, due to a number of new and revised Standards included within the body of Standards that comprise IFRS, there is not yet a significant body of established practice on which to draw in forming opinions regarding interpretation and application. Accordingly, practice is continuing to evolve. At this preliminary stage, therefore, the full financial effect of reporting under IFRS as it will be applied and reported on in the Group's first IFRS financial statements cannot be determined with certainty and may be subject to change.

Accounting policies and presentation applied are therefore not consistent with those applied in preparing the Group's financial statements for the year ended 31 December 2004 due to the transition from UK GAAP to IFRS. Details of changes in accounting policies and their financial impact are set out in notes 7 and 8.

Certain British pound amounts in the financial information have been translated into U.S. dollars at 30 September 2005 and for the periods then ended at the rate of $1.7696 to the British pound, which was the noon buying rate in the City of New York for cable transfers in British pounds as certified for customs purposes by the Federal Reserve Bank on such date. Such translations should not be construed as representations that the British pound amounts have been or could be converted into U.S. dollars at that or any other rate.


2. Segmental information

The Group operates in a single business segment, telecommunications, and in the geographical areas shown below.

The reported segments are Germany, UK, France and Strategic Markets. Strategic Markets comprises Austria, Belgium, Denmark, Ireland, Italy, The Netherlands, Portugal, Spain, Sweden and Switzerland.

Switched turnover comprises services that involve the transmission of voice, data or video through a switching centre. Non-switched turnover includes managed and non-managed network services, bandwidth services and voice traffic which is delivered in a digital form (IP Voice).

For the three months ended 30 September 2005, 30 June 2005 and 30 September 2004, turnover and result by segment were as follows:


                                       Three months ended 30 September 2005
                                  Germany      UK    France Strategic   Total
                                                              Markets
                                  GBP'000  GBP'000  GBP'000   GBP'000   GBP'000
Carrier                            28,369    7,748    5,218    24,952    66,287
Non-carrier                        57,294   20,245   15,806    28,372   121,717
Total switched                     85,663   27,993   21,024    53,324   188,004
Non-switched                       34,527   30,555   17,610    40,637   123,329
Other                                  --       --       --       448       448
Turnover by segment               120,190   58,548   38,634    94,409   311,781
Operating result by
segment                            (4,465)  (1,532)    (677)   (3,071)   (9,745)


                                        Three months ended 30 June 2005
                                  Germany   UK       France Strategic    Total
                                                              Markets
                                  GBP'000  GBP'000  GBP'000   GBP'000   GBP'000
Carrier                            28,124    9,153    5,269    27,840    70,386
Non-carrier                        57,250   21,854   17,243    28,656   125,003
Total switched                     85,374   31,007   22,512    56,496   195,389
Non-switched                       34,361   29,641   17,411    39,631   121,044
Other                                  --       --       --       225       225
Turnover by segment               119,735   60,648   39,923    96,352   316,658
Operating result by
segment                            (6,084)  (5,418)  (1,080)   (2,976)  (15,558)


                                       Three months ended 30 September 2004
                                  Germany   UK       France Strategic     Total
                                                              Markets
                                  GBP'000  GBP'000  GBP'000   GBP'000   GBP'000
Carrier                            31,195    7,270    2,965    26,264    67,694
Non-carrier                        53,961   25,032   14,745    23,381   117,119
Total switched                     85,156   32,302   17,710    49,645   184,813
Non-switched                       32,967   27,764   17,916    39,278   117,925
Other                               1,117       --       --       710     1,827
Turnover by segment               119,240   60,066   35,626    89,633   304,565
Operating result by
segment                            (7,952)  (6,928)    (959)   (3,874)  (19,713)




In addition, for the three months ended 30 September 2005, 30 June 2005 and 30 September 2004, turnover by customer segment is presented below. Corporate turnover includes services to corporate and government accounts. Wholesale turnover includes services to other telecommunications carriers, resellers and internet service providers.


                                     Three months ended 30 September 2005
                                Corporate           Wholesale            Total
                                  GBP'000             GBP'000          GBP'000
Carrier                                --              66,287           66,287
Non-carrier                        79,344              42,373          121,717
Total switched                     79,344             108,660          188,004
Non-switched                       99,596              23,733          123,329
Other                                 325                 123              448
Turnover                          179,265             132,516          311,781


                                        Three months ended 30 June 2005
                                Corporate           Wholesale            Total
                                  GBP'000             GBP'000          GBP'000
Carrier                                --              70,386           70,386
Non-carrier                        84,068              40,935          125,003
Total switched                     84,068             111,321          195,389
Non-switched                       96,254              24,790          121,044
Other                                  97                 128              225
Turnover                          180,419             136,239          316,658


                                    Three months ended 30 September 2004
                                 Corporate           Wholesale           Total
                                   GBP'000             GBP'000         GBP'000
Carrier                                 --              67,694          67,694
Non-carrier                         81,000              36,119         117,119
Total switched                      81,000             103,813         184,813
Non-switched                        91,405              26,520         117,925
Other                                1,827                  --           1,827
Turnover                           174,232             130,333         304,565



Turnover for the three months ended 30 September 2005, compared to the three months ended 30 June 2005 and 30 September 2004 and after excluding the impact of foreign exchange, is shown below:


               Q3 2005   Q3 2005   Compared to Q2    Q3 2005   Compared to Q3
                                   2005 % Growth               2004 % Growth
              GBP'000    GBP'000                      GBP'000
               Actual   Adjusted   Actual  Adjusted Adjusted   Actual  Adjusted
                             (1)                (1)      (2)                (2)
Corporate
Switched        79,344    78,964     (5.6)    (6.1)   78,414     (2.0)    (3.2)
Non-switched    99,596    99,116      3.5      3.0    98,413      9.0      7.7
Other              325       322      n/a      n/a       321      n/a      n/a
Total          179,265   178,402     (0.6)    (1.1)  177,148      2.9      1.7

Wholesale
Carrier         66,287    65,893     (5.8)    (6.4)   65,327     (2.1)    (3.5)
Non-carrier     42,373    42,108      3.5      2.9    41,736     17.3     15.6
Total switched 108,660   108,001     (2.4)    (3.0)  107,063      4.7      3.1
Non-switched    23,733    23,614     (4.3)    (4.7)   23,442    (10.5)   (11.6)
Other              123       122      n/a      n/a       121      n/a      n/a
Total          132,516   131,737     (2.7)    (3.3)  130,626      1.7      0.2

Total
Carrier         66,287    65,893     (5.8)    (6.4)   65,327     (2.1)    (3.5)
Non-carrier    121,717   121,072     (2.6)    (3.1)  120,150      3.9      2.6
Total switched 188,004   186,965     (3.8)    (4.3)  185,477      1.7      0.4
Non-switched   123,329   122,728      1.9      1.4   121,854      4.6      3.3
Other              448       446      n/a      n/a       443      n/a      n/a
Total          311,781   310,139     (1.5)    (2.1)  307,774      2.4      1.1

(1) Q3 2005 turnover has been restated using Q2 2005 exchange rates, and compared to turnover which was reported in Q2 2005
(2) Q3 2005 turnover has been restated using Q3 2004 exchange rates, and compared to turnover which was reported in Q3 2004

3. Loss per share


                                            Three months ended 30 September
                                                 2004        2005        2005
                                              GBP'000     GBP'000       $'000

Loss for period                               (34,968)    (19,208)    (33,989)
Weighted average of ordinary shares ('000)   1,511,021   1,512,241   1,512,241
Basic and diluted loss per share             GBP(0.02)   GBP(0.01)     $(0.02)



4. Reconciliation of net loss to cash generated from operations


                                             Three months ended 30 September
                                          2004            2005            2005
                                       GBP'000         GBP'000           $'000
Loss for the period                    (34,968)        (19,208)        (33,989)
Exchange differences                      (104)            285             504
Interest payable                        20,482          13,658          24,169
Interest receivable                     (5,600)         (2,884)         (5,104)
Debt settlement expense (income)           477          (1,596)         (2,824)
Depreciation                            53,446          55,606          98,400
Share option charge                        497             779           1,379
Movement in debtors                        272          11,693          20,692
Movement in creditors                    6,001           1,693           2,996
Movement in provisions                  (3,303)         (3,453)         (6,112)
Exchange differences                      (846)           (285)           (504)
Cash generated from operations          36,354          56,288          99,607

5. EBITDA reconciliation


                                           Three months ended 30 September
                                          2004            2005            2005
                                       GBP'000         GBP'000           $'000
Cash generated from operations          36,354          56,288          99,607
Movement in debtors                       (272)        (11,693)        (20,692)
Movement in creditors                   (6,001)         (1,693)         (2,996)
Total working capital adjustments       (6,273)        (13,386)        (23,688)
Movement in provisions                   3,303           3,453           6,112
Exchange differences                       846             285             504
Share option charge                       (497)           (779)         (1,379)
EBITDA                                  33,733          45,861          81,156

6. Free cash flow reconciliation


                                          Three months ended 30 September
                                          2004             2005           2005
                                       GBP'000          GBP'000          $'000
EBITDA                                  33,733           45,861         81,156
Movement in debtors                        272           11,693         20,692
Movement in creditors                    6,001            1,693          2,996
Movement in provisions                  (3,303)          (3,453)        (6,112)
Exchange differences                      (846)            (285)          (504)
Share option charge                        497              779          1,379
Interest paid                          (10,378)          (6,717)       (11,886)
Interest received                        5,550            2,752          4,870
Capital expenditure                    (32,488)         (26,965)       (47,717)
Free cash inflow (outflow)                (962)          25,358         44,874



7. Summary of the consolidated income statement differences between U.K. Generally Accepted Accounting Principles ("UK GAAP") and International Financial Reporting Standards ("IFRS")

A reconciliation and explanation of the difference between the consolidated income statements for the three months ended 30 September 2004 is shown below:


                                                Three months ended
                                                30 September 2004
                                          UK GAAP     Effect of       IFRS
                                                     transition
                                                       to IFRS
                                          GBP'000      GBP'000     GBP'000

Turnover (i)                              303,710          855     304,565

Cost of sales
Interconnect and network                 (207,813)          --    (207,813)
Network depreciation                      (46,611)          --     (46,611)
                                         (254,424)          --    (254,424)

Gross profit                               49,286          855      50,141

Operating expenses
Selling, general and
administrative (ii)                       (62,522)        (497)    (63,019)
Other depreciation and
amortisation (iii)                         (7,337)         502      (6,835)
                                          (69,859)           5     (69,854)

Operating loss                            (20,573)         860     (19,713)

Other income (expense)
Interest receivable                         5,600           --       5,600
Debt settlement income
(expense) (iv)                                205         (682)       (477)
Interest payable and similar
charges (iv)                              (16,882)      (3,600)     20,482)
Exchange loss                                 104           --         104
                                          (10,973)      (4,282)    (15,255)

Loss on ordinary activities
before taxation                           (31,546)      (3,422)    (34,968)
Taxation                                       --           --          --
Loss for period                           (31,546)      (3,422)    (34,968)
Basic and diluted loss per
share                                    GBP(0.02)    GBP(0.00)   GBP(0.02)



(i) Installation fees revenue recognition - Under IFRS, all installation fees are taken to the profit and loss account over the expected length of the customer relationship period. Under UK GAAP the revenue was recognised in the same period as the related costs.

(ii) Share option schemes - Under UK GAAP, COLT did not suffer a profit and loss charge in respect of its share option plans. Under IFRS 2 "Share based payments" the Group is required to charge the profit and loss account with the fair value of the options issued. The adjustment represents the charge calculated using the Black-Scholes method, which is then spread over the vesting period. An exemption applies for options which were granted prior to 7 November 2002.

(iii) Goodwill - Under IFRS, goodwill is not subject to annual amortisation but there is a requirement for an annual impairment review. Any impairment so identified will be charged immediately to the income statement. The difference represents the reversal of the 2004 goodwill amortisation.

(iv) Convertible debt - Under IAS 32 "Financial instruments: Disclosure and presentation" the interest charge on convertible debt is increased to equal the interest charge on equivalent debt which does not have conversion rights.

Under UK GAAP, COLT included the liability in respect of the convertible debt within long term creditors. Under IFRS it is necessary to allocate the convertible debt between that which is deemed to relate to debt and that which is deemed to relate to the conversion rights. The element of the debt which relates to the conversion rights has been classified in Other Reserves in Equity Shareholders' Funds in the Group's balance sheet.

Under IFRS the gain or loss on early redemption of debt since 1 January 2004 is required to be restated. Upon early redemption of debt under IFRS the cost of redemption is allocated between that relating to the debt and equity elements. The difference between the cost of redemption allocated to debt and the carrying value of the debt is reported in the profit and loss account for the period as the debt settlement income/expense. The cost of the redemption allocated to equity is reported in the convertible debt reserve.



8. Summary of consolidated balance sheet differences between U.K. Generally Accepted Accounting Principles ("UK GAAP") and International Financial Reporting Standards ("IFRS")

A reconciliation and explanation of the difference between consolidated balance sheets as at 30 September 2004 is shown below:


                                              As at 30 September 2004
                                        UK GAAP    Effect of        IFRS
                                                  transition
                                                     to IFRS
                                        GBP'000      GBP'000      GBP'000
ASSETS
Non-current assets
Property, plant and
equipment (i)                         1,249,904      (56,777)   1,193,127
Intangible assets (i) (iii)               7,691       58,285       65,976
Total non-current assets              1,257,595        1,508    1,259,103

Current assets
Trade receivables                       194,269           --      194,269
Prepaid expenses and other
debtors (v)                              46,444          122       46,566
Cash and cash equivalents               791,367           --      791,367
Total current assets                  1,032,080          122    1,032,202
Total assets                          2,289,675        1,630    2,291,305

EQUITY
Capital and reserves
Share capital                         2,354,400           --    2,354,400
Other reserves (viii)                    27,359       83,886      111,245
Retained earnings (vii)              (1,608,001)    (120,096)  (1,728,097)
Total equity                            773,758      (36,210)     737,548

LIABILITIES
Non-current liabilities
Convertible debt (vi)                   367,110      (18,147)     348,963
Non-convertible debt                    432,023           --      432,023
Provisions for liabilities
and                                      48,966           --       48,966
charges
Total non-current                       848,099      (18,147)     829,952
liabilities

Current liabilities
Convertible debt (vi)                   315,866      (13,075)     302,791
Trade and other payables (iv)           351,952       69,062      421,014
Total current liabilities               667,818       55,987      723,805
Total liabilities                     1,515,917       37,840    1,553,757
Total equity and                      2,289,675        1,630    2,291,305
liabilities



(i) Software assets - IFRS requires that certain software assets be classified as intangible assets whilst under UK GAAP they were classified as tangible assets.

(ii) Share option schemes - Under IFRS 2 "Share based payments" the potential shares which could be issued under share option schemes are included in other reserves as "Shares to be issued" (see (vii) and (viii) below).

(iii) Goodwill - Under IFRS, subsequent to the date of transition, goodwill is not subject to annual amortisation but there is a requirement for an annual impairment review. This adjustment is the reversal of the 2004 goodwill amortisation.

(iv) Installation fees revenue recognition - Under IFRS all installation fees are taken to the profit and loss account over the expected length of the customer relationship period. This results in an increase in deferred revenue within creditors.

(v) Warrants fair value - Under UK GAAP, warrants received from suppliers which give COLT the right to subscribe for shares in the suppliers had no value attributed to them. Under IFRS, they are recorded on the balance sheet within other debtors at their fair value. The movement in the value of the warrants is recorded as a movement in reserves.

(vi) Convertible debt - Under UK GAAP, COLT included the liability in respect of the convertible debt within long term creditors. Under IFRS it is necessary to allocate the convertible debt between that which is deemed to relate to debt and that which is deemed to relate to the conversion rights. The element of the debt which relates to the conversion rights has been classified in Equity Shareholders' Funds in the Group's balance sheet. The impact on the carrying value of debt shown in creditors is partially offset by the increased accretion under IFRS. As the debt is Euro denominated and its carrying value has changed the foreign exchange gain or loss taken to reserves has also been adjusted.

(vii) Adjustment to retained earnings - The impact of the adjustments on retained earnings is as follows:

                                                             As at 30 September
                                                                          2004
                                                                       GBP'000
Share option scheme (note ii)                                           (3,456)
Retranslation reserve disclosed within Other Reserves
under IFRS                                                              11,869
Goodwill (note iii)                                                      1,508
Installation fees revenue recognition (note iv)                        (69,062)
Convertible debt (note vi)                                             (60,955)
                                                                      (120,096)

(viii) Adjustment to other reserves - The impact of the adjustments on other reserves is as follows:


                                                             As at 30 September
                                                                          2004
                                                                       GBP'000
Share option scheme (note ii)                                            3,456
Retranslation reserve disclosed within Other Reserves
under IFRS                                                             (11,869)
Convertible debt (note vi)                                              93,509
Warranty fair value (note v)                                               122
Impact of convertible debt on retranslation reserve (note
vi)                                                                     (1,332)
                                                                        83,886


9. Summary of differences between IFRS and US Generally Accepted Accounting Principles ("US GAAP")

a. Effects of conforming to US GAAP - impact on net loss


                                            Three months ended 30 September
                                                 2004        2005        2005
                                              GBP'000     GBP'000       $'000
Loss for period under IFRS                    (34,968)    (19,208)    (33,989)
Share based compensation (i)                      938         837       1,481
Capitalised interest, net of depreciation
(ii)                                             (810)     (1,042)     (1,844)
Profit on sale of IRUs (iii)                      261         261         462
Warrants (iv)                                    (352)        107         189
Impairment (v)                                 (2,805)     (2,805)     (4,964)
Convertible debt (vii)                          4,282         333         589
Loss for period under US GAAP                 (33,454)    (21,517)    (38,076)
Weighted average number of ordinary shares
('000)                                       1,511,021   1,512,241   1,512,241
Basic and diluted loss per share              (GBP0.02)   (GBP0.01)     ($0.03)

b. Effects of conforming to US GAAP - impact on net equity


                                                           As at 30 September
                                                           2005           2005
                                                        GBP'000          $'000
Equity shareholders' funds under IFRS                   611,051      1,081,316
Deferred compensation (i)                               (10,583)       (18,728)
Unearned compensation (i)                                   (14)           (25)
Additional paid in share capital (i)                     10,597         18,752
Capitalised interest, net of depreciation (ii)           31,232         55,268
Deferred profit on sale of IRUs (iii)                   (15,896)       (28,130)
Impairment (v)                                           73,533        130,124
Amortisation of intangibles (vi)                          6,016         10,646
Convertible debt (vii)                                   (8,499)       (15,040)
Payroll taxes on employee share schemes (viii)              350            619
Equity shareholders' funds under US GAAP                697,787      1,234,802

(i) The Group operates an Inland Revenue approved Savings-Related Share
Option Scheme ("SAYE Scheme"). Under this scheme, options may be granted at a discount of up to 20% of market value. Under IFRS, the P&L charge is calculated on the basis of the fair value of the options granted, and is spread over the vesting period of the options. Under US GAAP, the P&L charge is calculated as the difference between the market value of the shares on the date of grant and the option price, and this is also spread over the vesting period of the options. Also under US GAAP, an employer's offer to enter into a new SAYE contract at a lower price causes variable accounting for all existing awards subject to the offer.

The Group also operates a Group Share Plan (the "Option Plan") under which options are granted to key employees of the Group. Under IFRS, the P&L charge is calculated on the basis of the fair value of the options granted and is spread over the vesting period of the options. Under US GAAP, no P&L charge is required to be recorded, although a pro forma disclosure of the Group's result as if a charge had been calculated under SFAS 123 "Accounting for Stock-Based Compensation" is given in note 9c.

(ii) Under IFRS, the Group does not capitalise interest. Under US GAAP, the estimated amount of interest incurred on capital projects is included in fixed assets and depreciated over the lives of the related assets.

(iii) In 2000 and 2001, the Group concluded a number of infrastructure sales in the form of 20-year indefeasible rights-of-use ("IRUs"). Under IFRS, these transactions were accounted for as outright sales. Under US GAAP, these transactions are treated as 20-year operating leases.

(iv) The Group has received warrants from certain suppliers. Under IFRS, these warrants are carried at fair value, and subsequent changes in fair value are reflected in reserves. Under US GAAP, these warrants are also recorded at fair value, but subsequent changes are reflected in the profit and loss account.

(v) During 2002, the Group recorded a charge in respect of the impairment of goodwill, other intangible assets, network and non-network assets. Under IFRS, being the grandfathered UK GAAP position, this charge was GBP551.0 million. Under US GAAP, the charge was GBP443.8 million. The assets which were impaired under IFRS but not impaired under US GAAP continue to be depreciated under US GAAP.

(vi) The Group acquired ImagiNet in July 1998, with the purchase consideration including deferred shares and payments. On transition to IFRS, the ImagiNet goodwill was frozen at its amortised value on 1 January 2004 and it is now subject to an annual impairment test. This goodwill includes the deferred shares and payments which were included in the calculation of the purchase consideration. Under US GAAP, this goodwill was amortised until 31 December 2001 and after this date amortisation ceased and the goodwill is now tested annually for impairment. The deferred shares and payments were excluded from the purchase consideration under US GAAP and were recognised as compensation expense in the profit and loss accounts over the periods in which the payments vested.

(vii) The Group has issued convertible debt. Under IFRS, this debt has been split between the element which relates to debt and the element which is deemed to relate to conversion rights. The element which relates to the conversion rights is classified in equity. Additionally, the interest charge is increased to equal the interest charge on equivalent debt which does not have conversion rights. Under US GAAP, the whole liability is included within creditors, and the interest charge equals the coupon rate plus accretion.

Under IFRS the gain or loss on early redemption of debt since 1 January 2004 is required to be restated. Upon early redemption of debt under IFRS the cost of redemption is allocated between that relating to the debt and equity elements. The difference between the cost of redemption allocated to debt and the carrying value of the debt is reported in the profit and loss account for the period as the debt settlement income/expense. The cost of the redemption allocated to equity is reported in the convertible debt reserve.

(viii)The Group operates a number of employee share schemes on which it incurs employer payroll taxes. Under IFRS, the cost of employer payroll taxes is recognised over the period from the date of grant to the end of the performance period. Under US GAAP, the cost is recognised when the tax obligation arises.

c. Effects of conforming to U.S. GAAP - stock options

As permitted by SFAS No.123, "Accounting for Stock-Based Compensation", the Group elected not to adopt the recognition provisions of the standard and to continue to apply the provisions of Accounting Principles Board Opinion No.25, "Accounting for Stock Issued to Employees," in accounting for its stock options and awards. Had compensation expense for stock options and awards been determined in accordance with SFAS No.123, the Group's loss for the three months ended 30 September 2005 would have been GBP21.6 million ($38.1 million).

                             Additional Information

                              Operating statistics

                            Q3 04     Q2 05      Q3 05          Growth    Growth
                                                                Q3 05 -  Q3 05 -
                                                                Q2 05    Q3 04
Customers (at end of quarter)
UK                          2,796     2,892      2,836          (2%)         1%
Germany                     7,753     7,678      7,749           1%          --
France                      3,103     3,033      2,990          (1%)        (4%)
Strategic Markets           7,982     8,869      8,872           --         11%
                           21,634    22,472     22,447           --          4%
Customers (at end of quarter)
Corporate                  20,427    21,251     21,208           --          4%
Wholesale                   1,207     1,221      1,239           1%          3%
                           21,634    22,472     22,447           --          4%
Switched Minutes (million) (for quarter)
UK                            933     1,040        991          (5%)         6%
Germany                     3,312     3,484      3,377          (3%)         2%
France                        642     1,017        967          (5%)        51%
Strategic Markets           1,178     1,445      1,448           --         23%
                            6,065     6,986      6,783          (3%)        12%
Private Wire VGEs (000) (at end of quarter)
UK                         10,287    11,326     12,257           8%         19%
Germany                    12,217    12,883     13,860           8%         13%
France                      3,186     4,790      5,248          10%         65%
Strategic Markets           8,983    11,347     12,184           7%         36%
                           34,673    40,346     43,549           8%         26%
Headcount (at end of quarter)
UK                          1,162     1,071      1,065          (1%)        (8%)
Germany                     1,086       990        921          (7%)       (15%)
France                        432       402        396          (1%)        (8%)
Strategic Markets           1,123     1,063      1,040          (2%)        (7%)
India                          86       384        455          18%         n/a
                            3,889     3,910      3,877          (1%)         --

Strategic Markets comprises Austria, Belgium, Denmark, Ireland, Italy, Netherlands, Portugal, Spain, Sweden and Switzerland. Customers represent the number of customers who purchase network and data solutions products. VGEs are the comparable number of voice circuits, of 64 kilobites per second, each approximately equivalent in capacity to the non-switched circuit being measured. Headcount comprises active employees excluding temporary and contract workers.

Certain comparative figures for customer numbers for Germany and Strategic Markets have been restated due to changes in customer classifications.

Forward Looking Statements

This report contains "forward looking statements" including statements concerning plans, future events or performance and underlying assumptions and other statements which are other than statements of historical fact. COLT Telecom Group plc wishes to caution readers that any such forward looking statements are not guarantees of future performance and certain important factors could in the future affect the Group's actual results and could cause the Group's actual results for future periods to differ materially from those expressed in any forward looking statement made by or on behalf of the Group. These include, among others, the following: (i) any adverse change in the laws, regulations and policies governing the ownership of telecommunications licenses,
(ii) the ability of the Group to expand and develop its networks in new markets,
(iii) the Group's ability to manage its growth, (iv) the nature of the competition that the Group will encounter and (v) unforeseen operational or technical problems. The Group undertakes no obligation to release publicly the results of any revision to these forward looking statements that may be made to reflect errors or circumstances that occur after the date hereof.

Enquiries:

COLT Telecom Group plc

Luke Glass
Director Corporate Communications
Email: luke.glass@colt.net
Tel: +44 (0) 20 7390 3681

Gill Maclean
Head of Corporate Communications
Email: gill.maclean@colt.net
Tel: +44 (0) 20 7863 5314




                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 20 October, 2005                               COLT Telecom Group plc



                                                     By: ___Jane Forrest___


                                                     Jane Forrest
                                                     Company Secretary